CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Nine months ended
	September 30,		September 30,
(Dollars in thousands, except per share amounts)	2013	2012	2013	2012
Basic Earnings Per Share
Net income	$1,407	$1,231	$4,016	$3,427
Weighted average common shares	2,736,634	2,734,799	2,736,419	2,734,799

Basic Earnings Per Share	$0.52	$0.45	$1.47	$1.25

Diluted Earnings Per Share
Net income	$1,407	$1,231	$4,016	$3,427
Weighted average common shares	2,736,634	2,734,799	2,736,419	2,734,799
Weighted average effect of assumed stock options	2,004	1,517	2,079	1,128

Total	2,738,638	2,736,316	2,738,498	2,735,927

Diluted Earnings Per Share	$0.52	$0.45	$1.47	$1.25

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